UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*
AppFolio, Inc.

(Name of Issuer)
Class A Common Stock, par value $0.0001

(Title of Class of Securities)
03783C100

(CUSIP Number)
December 31, 2018

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-1(b)
☐  Rule 13d-1(c)
☒  Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03783C100	13G	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brian Donahoo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 394,916 (1)(2)
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 394,916 (1)(2)
	8	SHARED DISPOSITIVE POWER None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 394,916 (1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.5% (1)(2)(3)(4)
12	TYPE OF REPORTING PERSON IN

CUSIP No. 03783C100	13G	Page 3 of 7 Pages

(1)
This amount reflects the number of shares of Class A Common Stock, par value $0.0001 per share (the "Class A Common Stock") and Class B Common Stock, par value $0.0001 per share, of the Issuer (the "Class B Common Stock") that may be deemed beneficially owned by the Reporting Person. Each share of Class B Common Stock is convertible, at any time at the option of the holder, into one (1) share of the Class A Common Stock of the Issuer. In addition, each share of Class B Common Stock will convert automatically into one (1) share of Class A Common Stock upon any sale or transfer, except in the limited circumstances described in the Issuer's Amended and Restated Certificate of Incorporation.

(2)
Consists of (i) 230,000 shares of Class B Common Stock held by The Brian R. Donahoo 2015 Revocable Trust, of which the Reporting Person serves as the sole trustee, and (ii) 164,916 shares of Class A Common Stock held by the Reporting Person.

(3)
In accordance with Rule 13d-3 under the Act, this percentage is based on 15,788,636 shares of Class A Common Stock outstanding as of December 31, 2018, as reported by the Issuer to the Reporting Person, plus the aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person, which are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

(4)
There were 18,109,299 shares of Class B Common Stock outstanding as of December 31, 2018, as reported by the Issuer to the Reporting Person, including the shares of Class B Common Stock beneficially owned by the Reporting Person.

CUSIP No. 03783C100	13G	Page 4 of 7 Pages

Item 1(a)	Name of Issuer:

AppFolio, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

50 Castilian Drive
Goleta, CA 93117

Item 2(a)	Name of Person Filing:

Brian Donahoo

Item 2(b)	Address of Principal Business Office or, If None, Residence

c/o AppFolio, Inc.
50 Castilian Drive
Goleta, CA 93117

Item 2(c)	Citizenship:

USA

Item 2(d)	Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share

Item 2(e)	CUSIP Number:

03783C100

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

CUSIP No. 03783C100	13G	Page 5 of 7 Pages

Item 4.	Ownership

(a) Amount Beneficially Owned: 394,916 (1)(2)

(b) Percent of Class: 2.5% (1)(2)(3)(4)

(c) Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote: 394,916 (1)(2)

(ii)	Shared power to vote or direct the vote: None

(iii)	Sole power to dispose or to direct the disposition of: 394,916 (1)(2)

(iv)	Shared power to dispose or to direct the disposition of: None

(1)
This amount reflects the number of shares of Class A Common Stock, par value $0.0001 per share (the "Class A Common Stock") and Class B Common Stock, par value $0.0001 per share, of the Issuer (the "Class B Common Stock") that may be deemed beneficially owned by the Reporting Person. Each share of Class B Common Stock is convertible, at any time at the option of the holder, into one (1) share of the Class A Common Stock of the Issuer. In addition, each share of Class B Common Stock will convert automatically into one (1) share of Class A Common Stock upon any sale or transfer, except in the limited circumstances described in the Issuer's Amended and Restated Certificate of Incorporation.

(2)
Consists of (i) 230,000 shares of Class B Common Stock held by The Brian R. Donahoo 2015 Revocable Trust, of which the Reporting Person serves as the sole trustee, and (ii) 164,916 shares of Class A Common Stock held by the Reporting Person.

(3)
In accordance with Rule 13d-3 under the Act, this percentage is based on 15,788,636 shares of Class A Common Stock outstanding as of December 31, 2018, as reported by the Issuer to the Reporting Person, plus the aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person, which are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

(4)
There were 18,109,299 shares of Class B Common Stock outstanding as of December 31, 2018, as reported by the Issuer to the Reporting Person, including the shares of Class B Common Stock beneficially owned by the Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of the securities, check the following ☒

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

CUSIP No. 03783C100	13G	Page 6 of 7 Pages

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

CUSIP No. 03783C100	13G	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2019	Brian Donahoo

	By:	/s/ Ida Kane, as Attorney-In-Fact for Brian Donahoo